Exhibit 15.1

To the Board of Directors and Shareholders of

Eastern International Ltd.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial statements of Eastern International Ltd. and its subsidiaries for the six months ended September 30, 2024 and 2023, as indicated in our report dated December 31, 2024; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
December 31, 2024	Certified Public Accountants